Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – February 14, 2008

(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS 2007 FOURTH QUARTER AND YEAR END
FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this report.

Precision Drilling Trust ("Precision" or the "Trust") reported net earnings of $89 million or $0.71 per unit for the fourth quarter of 2007, a decrease of $38 million or 30% compared to $127 million or $1.01 per unit in the fourth quarter of 2006. For the year ended December 31, 2007 Precision’s net earnings were $346 million or $2.75 per unit, a decrease of $234 million or 40% compared to $580 million or $4.62 per unit for the year ended December 31, 2006. Fiscal 2007 results were impacted by the Canadian decline in the drilling and service of natural gas wells with partial offset by Precision’s successful growth in the United States land drilling market. For the fourth quarter of 2007, net earnings benefited from a future income tax recovery of $20 million associated with enacted Canadian federal income tax rate reductions and was lowered by an asset write down charge of $7 million for decommissioned rigs and a $5 million expense for salaried personnel reductions. As a net result of these three items fourth quarter 2007 net earnings increased by $12 million or $0.10 per unit as compared to nil in the fourth quarter of 2006. For fiscal 2006 future income tax recoveries were $21 million or $0.17 per unit.

“Precision finished a challenging 2007 with very encouraging results.  I am especially pleased with the 2007 operating earnings margin of 35% in light of the significantly reduced activity levels, intense competition and continued labour challenges in western Canada.  Throughout the year, and especially the fourth quarter, our people maintained a strong focus on reducing costs while improving our safety performance and extending our reputation as a high performance driller,” said Kevin Neveu, Precision’s Chief Executive Officer.

Revenue in the fourth quarter was 24% lower than the prior year at $249 million with revenue in the Contract Drilling Services segment decreasing 22% and the Completion and Production Services segment decreasing 28%.

For the quarter and year, geographic diversification continued to mitigate lower activity and earnings in Canada. Precision has grown its United States land drilling activity about ten-fold over the prior year. In the fourth quarter of 2007 Precision commissioned three new Super Single™ drilling rigs in Texas and moved a triple rig from Canada to Wyoming.  In December 2007 Precision mobilized a triple rig from Canada to Latin America and commenced drilling in January 2008.

In December 2007, Precision announced an estimated 2008 capital expenditure program of $370 million. The plan is comprised of $75 million for upgrade initiatives of existing equipment and infrastructure and $295 million for expansion of its equipment fleet. Most of this expansion capital will go towards the construction of 19 new drilling rigs for the North American market.  The first three rigs in this program have been contracted with one customer for work in the Rocky Mountain region of the United States pursuant to a multi-year term with deployment expected to begin in the fourth quarter of 2008.

Financial and Operating Highlights

	Three months ended December 31,			Years ended December 31,
(stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change	2007	2006	% Change
Revenue	$248,726	$328,049	(24)	$1,009,201	$1,437,584	(30)
Operating earnings(1)	77,696	132,396	(41)	356,351	595,279	(40)
Earnings from continuing operations	89,329	126,474	(29)	342,820	572,512	(40)
Net earnings	89,329	127,436	(30)	345,776	579,589	(40)
Cash provided by continuing operations	78,474	154,233	(49)	484,115	609,744	(21)
Net capital spending	36,302	68,591	(47)	181,239	233,693	(22)
Distributions declared in cash	69,166	116,912	(41)	246,485	447,001	(45)
Distributions declared in-kind	30,182	24,523	23	30,182	24,523	23
Per unit information:
Earnings from continuing operations	0.71	1.01	(30)	2.73	4.56	(40)
Net earnings	0.71	1.01	(30)	2.75	4.62	(40)
Distributions declared in cash	0.55	0.93	(41)	1.96	3.56	(45)
Distributions declared in- kind	$0.24	$0.195	23	$0.24	$0.195	23

Drilling rig operating days:
Canada	7,612	9,568	(20)	30,475	44,768	(32)
United States	818	81	910	1,850	170	988
Service rig operating hours:
Canada	86,416	109,737	(21)	355,997	480,137	(26)

 (1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (“GAAP”). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors are cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

Precision’s diversification in the United States continued throughout 2007. At the start of 2007 Precision had one rig operating and a firm commitment for a second. By the end of 2007 Precision was operating 12 rigs in the United States with utilization greater than 95%, generating 8% of Precision’s revenue in the fourth quarter of 2007. This included five new Super Single™ drilling rigs and six rigs deployed from Canada.

During the first quarter of 2008, Precision deployed a new Super Triple from the 2007 build program to the Rocky Mountain region of the United States and is negotiating a contract for another new Super Triple rig for Canada in its place. Precision also made arrangements to move a triple rig from Canada to the north eastern United States for start up in the second quarter. These early 2008 moves, plus the announced contract with one customer for three new Super Single™ rigs, demonstrate Precision’s accelerating growth in the United States. Precision’s Latin American deployment is the first step in developing the systems and skills necessary to exploit international growth after the expiry of non-competition terms from a 2005 business divestiture.

Precision’s 2007 fourth quarter results for Canada reflected the 2007 theme of reduced drilling activity driven by bearish North American natural gas prices, a strong Canadian dollar, record industry rig capacity and unfavourable government royalty changes on certain oil and natural gas production in Alberta.  This resulted in reduced equipment utilization and customer pricing. Fourth quarter activity for Precision’s drilling and service rigs was about 20% below the fourth quarter of 2006 and about the same activity level as the third quarter of 2007.

Average customer pricing for Precision’s services in Canada declined moderately, off 12% for drilling rigs and 10% for service rigs, compared to the fourth quarter of 2006. Sequentially, average drilling rig pricing increased 8% from the third quarter of 2007 while service rig pricing increased 2%, as winterization revenue offset lower average rates.

A majority of the conventional demand for oilfield services in Precision’s Canadian market is dependant on natural gas well fundamentals. In the fourth quarter of 2007, high North American underground storage levels caused the bearish sentiment to persist and kept commodity pricing at levels reasonably close to the prior year period.  In the quarter, average Canadian natural gas commodity prices traded above $6.00 per MMBtu and average Henry Hub pricing was almost US$7.00 per MMBtu. The one-year forward price for North American natural gas showed stability as it traded within a range of about $6.50 to $8.50 on Canadian and U.S. exchanges. The weakness of the U.S. dollar undermined Canadian industry revenue streams for many producers as the Canadian dollar appreciated 18% in 2007.

In the quarter, oil commodity prices strengthened to record levels. West Texas Intermediate crude oil averaged US$90.95 per barrel compared to US$60.01 per barrel in the fourth quarter of 2006.  This generated renewed interest in conventional oil plays and reinforced unconventional production opportunities for many of Precision’s customers in heavy oil and oil sands regions. The remaining three drilling rigs, all Super Singles™, from Precision’s 2007 new build program are for deployment in the northern Alberta oil sands region during the second half of 2008.

Consistent with these trends, Precision took the following action during the quarter to match equipment availability and infrastructure support with market opportunity:

•	11 drilling rigs representing 5% of Precision’s Canadian rig fleet were permanently decommissioned with components transferred into spare equipment;

•	16 service rigs representing 7% of the Precision’s service rig fleet were permanently decommissioned with components transferred into spare equipment; and

•	Precision reduced its management, administrative and operational support workforce by about 15% and reorganized for growth outside Canada.

These measures aligned Precision’s cost infrastructure with fundamentals and sharpened operational focus on high performing assets.

Outlook

The bearish oilfield services demand that Precision and the Canadian industry faced in 2007 is expected to persist through the first half of 2008. Precision expects continued pressure on spot market contract pricing and an extremely competitive seasonal spring break-up. The consolidation steps taken in fourth quarter 2007, specifically, permanent fleet reductions and fixed expense reductions were tailored to size Precision appropriately for this level of competition. Precision will continue its focus on value based high performance services where the customers recognize and reward this superior performance.

The excess underground natural gas storage and resulting bearish natural gas prices persistent for most of 2007 appear to be easing. Strong natural gas consumption coupled with reduced Canadian exports and volatile liquefied natural gas imports to the United States may lead to strengthening economic fundamentals for drilling later in 2008 with improved demand for drilling and other oilfield services possible in late third or fourth quarter.

Precision will remain highly focused on United States expansion. A clear delineation between under performing rigs and high performance, highly mobile, well designed rigs with exceptional crews has emerged. This presents Precision with significant opportunity to displace low performing rigs, especially in the demanding high end of the rig market. These customer requirements are characterized by fast moving drilling rigs for directional, horizontal and environmentally sensitive drilling programs. A greater proportion of wells drilled in North America are seeking unconventional resource pools and due to the complexity of these programs high performance drilling rigs and services are needed.

“Our strong financial position, ability to control costs and high performance operational platform positions us to continue organic growth while remaining poised to pursue sector consolidation.  In addition, the August expiry of non-compete provisions will launch global oil and gas service expansion for Precision,” said Kevin Neveu, Precision’s Chief Executive Officer.

Capital Expenditure Initiatives

During the fourth quarter Precision announced its intention to initiate record capital spending in 2008 of $370 million up almost 100% from 2007.  The capital program targets rapidly growing high performance drilling requirements in North American markets for directional, horizontal and environmentally sensitive drilling programs.  The capital program will focus on Precision’s high performance Super series of drilling rigs, the Super Single™, Super Double and Super Triple.  These drilling rigs combine high mobility, automation, advanced control systems and minimal environmental impact with highly trained crews. High performance drilling rigs enable customers to significantly improve drilling economics by safely drilling and completing complex oil and gas wells considerably faster.  High performance drilling rigs are highly valued by customers and achieve favourable day rates and terms as compared to traditional rigs.

Actual 2007 capital spending was $187 million compared to the third quarter estimate of approximately $220 million.  The reduction from estimate was the result of spending cuts and deferrals of both expansion and upgrade capital in response to the operating environment.  The 2007 capital spending included $46 million for maintenance and upgrade of existing assets and $141 million for expansionary initiatives compared to $92 million and $171 million respectively in 2006.

In the fourth quarter of 2007, capital expenditures were $38 million, a decrease of $35 million over the same period in 2006.  Capital spending for the quarter included $9 million in upgrade and $29 million in expansion initiatives.

Financial Position

The Trust’s liquidity and solvency position remained strong as working capital exceeded long-term debt by $21 million as at December 31, 2007 compared to $26 million as at December 31, 2006.  The Trust's financial position has been sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and the Trust curtailed spending and distributions in line with financial performance.

The fourth quarter of 2007 was further highlighted by the following financial developments:

•
The Trust declared monthly cash distributions to unitholders of $0.13 per unit for quarterly cash distributions declared of $49 million or $0.39 per unit.  In addition the Trust declared a special year-end distribution of $50 million or $0.40 per unit settled $0.24 per unit in-kind and $0.16 per unit in cash.  Settlement in-kind essentially means that unitholders did not receive cash or additional units. Immediately after the in-kind special year-end distribution, the outstanding units of the Trust were consolidated so that the number remained unchanged from the number outstanding prior to the in-kind special year-end distribution;

•	Long-term debt decreased by $21 million to $120 million for a long-term debt to long-term debt plus equity ratio of 0.08 at December 31, 2007 compared to 0.10 at the end of 2006; and

•	Working capital decreased by $26 million to $140 million for a working capital ratio of 2.1 at December 31, 2007 compared to 1.8 at the end of 2006.

Results of Operations

Precision's operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions. The following table contains financial and operating statistics for Precision's drilling and service rigs in Canada.

Three months ended December 31,	2007	2006	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	232	240	(3)
Drilling operating days (spud to release)	7,612	9,568	(20)
Drilling revenue per operating day	$ 18,554	$ 21,155	(12)
Drilling rig operating day utilization	34%	43%
Completion and Production Services:
Number of service rigs (end of period)	223	237	(6)
Service rig operating hours	86,416	109,737	(21)
Service revenue per operating hour	$ 694	$ 771	(10)
Service rig operating hour utilization	39%	50%

In the Contract Drilling segment, revenue for the quarter decreased by 22% to $175 million while operating earnings decreased by 33% to $69 million compared to the same period in 2006.  Operating earnings were 40% of revenue in the quarter and 41% in 2007, a decrease of seven and six percentage points respectively over 2006. While Precision’s drilling operating days in the United States increased eleven-fold in 2007, Precision’s annual drilling rig activity in Canada declined by 32% with average operating day rates for 2007 declining by 7% over 2006. The declines were attributable to reduced customer demand and excess rig capacity resulting in an increasingly competitive pricing environment. During 2007 Precision successfully expanded its presence in the United States land drilling market and these operations contributed 8% of revenue in the quarter and 5% for the year.

Average drilling rig operating day rates for Precision in Canada held up in the quarter due to pricing for rigs under long-term contracts for Precision's versatile, high performing rigs and crews.  More than 25% of the drilling operating days in Canada for the quarter were from rigs under long-term customer arrangements. Average pricing in Canada for the quarter was $18,554 per operating day, a decrease of 12% from the same period in 2006.

Drilling rig operating days, spud to rig release, for Precision in Canada in the fourth quarter of 2007 were 7,612, a decrease of 20% compared with 9,568 in the same quarter in 2006. Utilization declined to 34% in the fourth quarter of 2007 compared with 43% a year ago.

Demand for camp and catering services followed industry trends and revenue in the quarter was 35% lower than the fourth quarter of 2006.

In the Completion and Production segment, revenue for the fourth quarter decreased by 28% from 2006 to $78 million while operating earnings decreased by 57% to $17 million compared to the same period in 2006.  Operating earnings were 22% of revenue in the quarter and 31% in 2007, a decrease of fifteen and six percentage points respectively over 2006. The declines are attributable to reduced customer demand for natural gas production work and well completions resulting in hourly rate reductions that began during the third quarter of 2007. As a percentage of revenue, the operating earnings margin in the quarter was reduced by seven percentage points for charges associated with asset decommissioning and staff reductions.

Service rig activity in the quarter declined 21% from prior year, with the fleet generating 86,416 operating hours compared with 109,737 hours for the same quarter in 2006. Utilization fell to 39% in the quarter compared to 50% a year ago. The reduction was a result of lower demand as customers scaled back well completion work in line with drilling activity and moderated spending on production maintenance of existing wells, particularly natural gas wells.  New well completions accounted for 33% of service rig operating hours in the fourth quarter compared to 39% in 2006. Lower customer demand and the resulting competitive bidding environment led to a price reduction of 10% compared to the prior year.

Demand for rental equipment followed industry trends and revenue in the quarter was 25% lower than the fourth quarter of 2006 while revenue for the snubbing division was down 27% and the wastewater treatment division was lower by 1%.

Overall, operating expenses increased from 47% of revenue in the fourth quarter of 2006 to 51% in 2007 due to lower customer pricing and fixed overhead costs. Operating costs remained highly variable to activity levels and, in the quarter, service rig costs per hour were unchanged while drilling rig costs per day were lower by 7%.

General and administrative expense for the fourth quarter was $19 million, a decrease of $4 million from the same period in 2006. This decrease was due primarily to lower employee incentive compensation costs offset by charges associated with workforce reductions in early November 2007.

Depreciation and amortization expense in the fourth quarter of 2007 was $25 million, which included a charge of $7 million for decommissioned assets, compared with $18 million in the same period of 2006. Although Canadian rig utilization in the quarter was lower by about 20% compared to 2006 the utilization impact was offset by a higher cost base for active rigs.

Net interest expense in the fourth quarter of 2007 was $2 million and in line with the prior year.

The Trust's effective income tax rate on earnings before income taxes for fiscal 2007 was 8%, before enacted tax rate reductions, compared to 6% for 2006. Compared to a corporate income tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

During the fourth quarter of 2007 the Government of Canada enacted legislation reducing the federal income tax rates to 15% by 2012.  The enacted tax rate reductions resulted in a $20 million future income tax recovery in the fourth quarter of 2007.

Distribution Policy of the Trust
Upon Precision’s conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust.

Distributions, including special distributions, may be declared in cash or in-kind or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada.

For the year ended December 31, 2007 the Trust generated cash from continuing operations of $484 million and received proceeds related to the disposal of operations discontinued in previous periods of $3 million.  The cash was used to repay long-term debt of $21 million and bank indebtedness of $23 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $194 million and make cash distributions to unitholders of $249 million.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements related to Precision’s upgrade and expansion capital expenditures including the 2008 capital expenditure program, organic growth opportunities, outlook for future natural gas prices, cyclical industry fundamentals, future natural gas supply growth and storage levels, drilling activity in Canada and the United States, expansion in the United States and statements that contain words such as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “likely” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

In particular, forward-looking information and statements include: that bearish oilfield demand is expected to persist through the first half of 2008; that Precision expects continued pressure on spot market contract pricing and an extremely competitive spring break-up; that bearish natural gas prices persistent for most of 2007 appear to be easing; that strong natural gas consumption coupled with reduced Canadian exports and volatile liquefied natural gas imports to the United States may lead to strengthening economic fundamentals later in 2008 with improved demand for drilling and other oilfield services possible in the late third or fourth quarter; the expiry of non-compete provisions will launch global expansion for Precision, all of which are stated under the heading “Outlook” of this news release.

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

	Three months ended December 31,		Years ended December 31,
(Stated in thousands of Canadian
dollars, except per unit amounts)	2007	2006	2007	2006

Revenue	$248,726	$328,049	$1,009,201	$1,437,584

Expenses:
Operating	126,835	155,733	516,094	688,207
General and administrative	18,540	22,250	56,032	81,217
Depreciation and amortization	25,281	17,910	78,326	73,234
Foreign exchange	374	(240)	2,398	(353)
	171,030	195,653	652,850	842,305

Operating earnings	77,696	132,396	356,351	595,279

Interest:
Long-term debt	1,965	2,644	7,767	8,800
Other	23	171	106	171
Income	(276)	(942)	(555)	(942)
Other	-	-	-	(408)
Earnings from continuing operations before income taxes	75,984	130,523	349,033	587,658
Income taxes:
Current	2,913	4,676	(737)	34,526
Future	(16,258)	(627)	6,950	(19,380)
	(13,345)	4,049	6,213	15,146

Earnings from continuing operations	89,329	126,474	342,820	572,512
Gain on disposal of discontinued operations, net of tax	-	962	2,956	7,077

Net earnings	89,329	127,436	345,776	579,589

Deficit, beginning of period	(116,091)	(181,220)	(195,219)	(303,284)
Distributions declared	(99,348)	(141,435)	(276,667)	(471,524)

Deficit, end of period	$(126,110)	$(195,219)	$(126,110)	$(195,219)
Earnings per unit from continuing operations:
Basic and diluted	$0.71	$1.01	$2.73	$4.56
Earnings per unit:
Basic and diluted	$0.71	$1.01	$2.75	$4.62

Units outstanding (000s)	125,758	125,758	125,758	125,758
Weighted average units outstanding (000s)	125,758	125,687	125,758	125,545
Diluted units outstanding (000s)	125,766	125,687	125,760	125,545

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2007	December 31, 2006

ASSETS

Current assets:
Accounts receivable	$256,616	$354,671
Income tax recoverable	5,952	8,701
Inventory	9,255	9,073
	271,823	372,445

Property, plant and equipment, net of accumulated depreciation	1,210,587	1,107,617
Intangibles, net of accumulated amortization	318	375
Goodwill	280,749	280,749
	$1,763,477	$1,761,186

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$14,115	$36,774
Accounts payable and accrued liabilities	80,864	130,202
Distributions payable	36,470	38,985
	131,449	205,961

Long-term compensation plans	13,896	22,699
Long-term debt	119,826	140,880
Future income taxes	181,633	174,571
	446,804	544,111

Unitholders’ equity:
Unitholders’ capital	1,442,476	1,412,294
Contributed surplus	307	-
Deficit	(126,110)	(195,219)
	1,316,673	1,217,075

	$1,763,477	$1,761,186

Units outstanding (000s)	125,758	125,758

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended December 31,		Years ended December 31
(Stated in thousands of Canadian dollars)	2007	2006	2007	2006

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$89,329	$126,474	$342,820	$572,512
Adjustments and other items not involving cash:
Long-term compensation plans	1,817	10,192	(8,496)	22,699
Depreciation and amortization	25,281	17,910	78,326	73,234
Future income taxes	(16,258)	(627)	6,950	(19,380)
Other	104	(3)	112	(408)
Changes in non-cash working capital balances	(21,799)	287	64,403	(38,913)
	78,474	154,233	484,115	609,744

Investments:
Purchase of property, plant and equipment	(37,505)	(72,333)	(186,973)	(263,030)
Proceeds on sale of property, plant and equipment	1,236	3,742	5,767	29,337
Proceeds on disposal of discontinued operations	-	-	2,956	7,337
Business acquisitions, net of cash acquired	-	(25)	-	(16,428)
Proceeds on disposal of investments	-	-	-	510
Purchase of intangibles	(33)	-	(33)	-
Changes in non-cash working capital balances	(3,411)	(3,080)	(13,119)	7,551
	(39,713)	(71,696)	(191,402)	(234,723)

Financing:
Distributions paid	(49,045)	(116,867)	(249,000)	(444,651)
Repayment of long-term debt	(3,947)	(24,691)	(99,700)	(204,910)
Increase in long-term debt	-	-	78,646	248,338
Issuance of Trust units	-	4,174	-	9,896
Changes in non-cash working capital balances	-	22,060	-	-
Change in bank indebtedness	14,115	32,787	(22,659)	16,306
	(38,877)	(82,537)	(292,713)	(375,021)

Increase in cash and cash equivalents	(116)	-	-	-
Cash and cash equivalents, beginning of period	116	-	-	-
Cash and cash equivalents, end of period	$-	$-	$-	$-

SEGMENT INFORMATION

Three months ended December 31, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$174,548	$77,717	-	$(3,539)	$248,726
Operating earnings	69,129	17,289	(8,722)	-	77,696
Depreciation and amortization	13,908	10,448	925	-	25,281
Total assets	1,282,865	457,587	23,025	-	1,763,477
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	31,835	5,442	261	-	37,538

Three months ended December 31, 2006	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$223,162	$107,915	-	$(3,028)	$328,049
Operating earnings	103,916	39,755	(11,275)	-	132,396
Depreciation and amortization	9,163	7,874	873	-	17,910
Total assets	1,198,284	507,510	55,392	-	1,761,186
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures*	62,954	8,979	400	-	72,333

Year ended December 31, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total

Revenue	$694,340	$327,471	-	$(12,610)	$1,009,201
Operating earnings	284,754	100,596	(28,999)	-	356,351
Depreciation and amortization	43,120	31,421	3,785	-	78,326
Total assets	1,282,865	457,587	23,025	-	1,763,477
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	159,004	26,772	1,230	-	187,006

Year ended December 31, 2006	Contract Drilling Services	Completion and Production Services	Corporate a nd Other	Inter- segment Eliminations	Total

Revenue	$1,009,821	$441,017	-	$(13,254)	$1,437,584
Operating earnings	473,624	163,119	(41,464)	-	595,279
Depreciation and amortization	38,573	32,013	2,648	-	73,234
Total assets	1,198,284	507,510	55,392	-	1,761,186
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures*	220,397	39,273	3,360	-	263,030

* excludes business acquisitions

CANADIAN DRILLING OPERATING STATISTICS

	Three months ended December 31,
	2007			2006
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs (end of period)	232	898	26	240	832	29
Number of operating days (spud to release)	7,612	30,841	25	9,568	35,682	27
Wells drilled	1,124	5,216	22	1,299	5,339	24
Average days per well	6.8	5.9		7.4	6.7
Metres drilled (000s)	1,508	6,216	24	1,672	6,571	25
Average metres per day	198	202		175	184
Average metres per well	1,341	1,192		1,287	1,231
Rig utilization rate	34%	37%		43%	47%

	Years ended December 31,
	2007			2006
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs (end of period)	232	898	26	240	832	29
Number of operating days (spud to release)	30,475	120,961	25	44,768	158,416	28
Wells drilled	4,718	18,342	26	6,180	22,575	27
Average days per well	6.5	6.6		7.2	7.0
Metres drilled (000s)	5,813	22,189	26	7,810	27,373	29
Average metres per day	191	183		174	173
Average metres per well	1,232	1,210		1,264	1,213
Rig utilization rate	34%	38%		52%	55%

* Excludes non Canadian Association of Oilwell Drilling Contractors (“CAODC”) rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

FOURTH QUARTER 2007 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust (“Precision”) has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on Thursday, February 14, 2008.

The conference call dial in numbers are 1-866-223-7781 or 416-641-6103

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”. Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 21, 2008 by dialing 1-800-408-3053 or 416-695-5800, passcode 3249512#.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, AB T2P 3Y7; Telephone 403-716-4500; Fax 403-264-0251; website www.precisiondrilling.com